PEABODYS COFFEE, INC.,
                              A NEVADA CORPORATION

                            AMENDMENT NO. 1 TO BYLAWS


     Section 2.5 of Article 2 of the Company's bylaws is hereby amended to read as follows:

     2.5. REMOVAL OF DIRECTORS. Any or all directors may be removed in accordance with the provisions of the laws of the State of Nevada. Additionally, any director may be removed for cause, by the unanimous vote of the remaining directors on the board, if such director: (i) has been declared of unsound mind by an order of court; (ii) has been convicted of a felony; or (iii) has knowingly engaged in unlawful activities, or willful misconduct, to the material detriment of the corporation.